                                    Filed by ScanSoft, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                Subject Company: SpeechWorks International, Inc.
                                                  Commission File No.: 000-31097



        TRANSCRIPT OF SCANSOFT Q1 2003 FINANCIAL RELEASE CONFERENCE CALL
                          TUESDAY, MAY 6, 2003 8:30 AM

THE OPERATOR:

Welcome to ScanSoft's first-quarter 2003 financial results conference call. Today's call is being recorded. With us today are the Chairman and Chief Executive Officer of ScanSoft, Mr. Paul Ricci, and the Chief Financial Officer, Mr. Richard Palmer. At this time, I would to turn the call over to Mr. Ricci. Please go ahead, sir.


MR. PAUL RICCI:

Good morning, everyone. Thank you for joining us to discuss our first-quarter and strong start to 2003. On today's call, I will first provide a brief overview of the quarter. Rich will then discuss our financial results. I will conclude the prepared remarks with some operational highlights, and then take your questions. Before we begin, Rich will read the Safe Harbor statement.

MR. RICHARD PALMER:

Thank you, Paul. I would like to remind everyone that the matters we are discussing this morning include predictions, estimates, expectations, and other forward-looking statements. These statement are subject to risks and uncertainties that could cause actual results to differ materially. You should refer to our recent SEC filings and public announcements for a detailed list of risk factors.

In compliance with Regulation FD, it is our policy that any material comments concerning future results of operations will be communicated through preannounced conference calls such as this, press releases, or other means that would constitute public disclosure for purposes of Regulation FD.

MR. PAUL RICCI:

Thanks, Rich. As I mentioned at the outset, the first quarter marked a strong start to 2003, with continued double-digit revenue growth and EPS above consensus estimates. Total revenue was 27.8 million, up 17 percent year-over-year. EPS before amortization and restructuring was 4 cents, and GAAP earnings were slightly above breakeven. Coming off 2002, the best year in the company's history, we believe these continued results validate our strategy and underscore the leadership position and competitive advantage of our technologies, applications, and solutions. Our Q1 results were fueled largely by performance in three important areas; continued success in our focus on on-time product delivery, increasing returns from our investments last year in our international sales channels, and the growing acceptance of our broadening portfolio of speech solutions, including the recently acquired Philips solutions.

ScanSoft had continued robust performance in on-time product delivery, where we launched several versions of PaperPort and Dragon NaturallySpeaking near the end of the quarter. The launch of international editions for each will continue throughout this quarter. Internationally, we again posted strong results, with nearly 30 percent revenue growth year-over-year. In the first quarter, international revenue accounted for approximately 33 percent of total revenue, up from 30 percent last year. In particular, we saw strong international demand for our speech solutions, especially within telecommunications, healthcare, and government markets. Among our speech solutions, we experienced strong growth across each of the market segments in which we participate, including dictation, network telephony, and embedded solutions. Specifically, the launch of Dragon NaturallySpeaking 7, increased revenue from RealSpeak and telephony, and the sales of our embedded solutions in North America all contributed to strong speech revenues during the quarter.

Q1 was a productive quarter for us in other ways too. On January 30, we closed the Philips acquisition, which, as I have noted, has given us added resources and market presence in telephony-based speech and embedded markets. The integration is largely complete, and we are encouraged by the early results we see from employees and products. In February, we completed our underwritten public offering that raised approximately 6 million in cash for the company and introduced ScanSoft to nearly 100 financial institutions. Also in Q1, we signed a series of agreement with IBM that expand our respective offerings in desktop, server, and embedded speech. And subsequent to the close of the quarter, we took another important step in our history, strengthening our speech portfolio through a merger agreement with SpeechWorks. This transaction brings together a vast set of resources to comprise the industry's broadest speech portfolio, and helps significantly strengthen our capabilities in telephony-based speech markets, particularly here in the U.S.

As in every quarter, however, there are certain areas where we should've performed better. We are not satisfied with the revenue performance in our imaging segment, about which I will say more in a few minutes. And there were a couple of areas where we failed to achieve our expense targets. We will address those as well. Nonetheless, Q1 was overall very strong quarter, following an excellent 2002. Through the strength of our Q1 performance, the sustained flow of new product launches, the momentum in our speech and international businesses, as well as customer wins and strategic initiatives, we gain confidence in meeting our 2003 goals and our ability to be an effective partner and provider for the markets we serve. Before I address the business in greater detail, I will turn the call over to Rich for highlights of our Q1 financial performance.

MR. RICHARD PALMER:

Thank you, Paul. Revenue for the quarter ended March 31, 2003, was 27.8 million, up 17 percent from 23.8 million in Q1 of 2002. International revenue, as Paul mentioned, accounted for approximately 33 percent of total revenue in Q1, up 3 points from Q1 of last year, and consistent with full year 2002. We expect continued growth in international as a percentage of revenue, as we see the benefits of international product launches in the second quarter. First-quarter net income before acquisition-related intangibles and restructuring charges was approximately 3.0 million or 4 cents per diluted share, compared with 2.7 million or 4 cents per diluted share a year earlier. After including the amortization of acquisition-related intangibles and restructuring charges, ScanSoft reported net income of 0.1 million or slightly above breakeven per diluted share in the first quarter of 2003, compared with a net loss of 2.9 million or 5 cents per diluted share for the same period last year.

During the first quarter, the company substantially completed the consolidation of facilities and personnel following the closing of the Philips speech processing acquisition. In total, we added 110 employees to the company, of which 80 are in R&D operations in Achen, Germany, and Dallas, Texas. ScanSoft recorded associated restructuring charges in the first quarter totaling approximately 0.5 million.

Turning now to operating expenses, first-quarter cost of revenue represented 15 percent of revenue, for a gross margin of 85 percent. This represents a 2 point year-over-year improvement from 83 percent in Q1 of 2002. These gross margin numbers exclude acquisition-related amortization. We believe this provides more meaningful performance measurement. After including amortization, first-quarter 2003 gross margin would be 77 percent. The gross margin improvement is the result of continued productivity gains in the company's manufacturing and fulfillment operations, partly offset by the cost of professional services associated with the Philips acquisition. Although gross margins were 2 percentage points better than the first quarter of 2002, they were still slightly more than 1 point lower than our internal expectations. This variance is owed in part to delays in productivity improvements we had planned but not yet realized. We intend to recapture this variance over the course of the remainder of the year, and we expect gross margins of 86 percent for the full year.

First quarter R&D was 26 percent of revenue, versus 29 percent in Q1 of last year. R&D spending as a percentage of revenue was lower than our plan by 3 points in Q1, owing mostly to an early realization of productivity in engineering. As a result of growing revenue, R&D will approximate 24 percent of revenue for full-year 2003. SG&A was 48 percent of total revenue in the first quarter, versus 41 percent in the same period one year ago. Of this increase, 4 percentage points were planned, as a result of increased sales expenses associated with the Philips acquisition. These expenses will decline as a percentage of revenue over the remainder of the year. The remaining increase in G&A owes primarily to unplanned legal expense and transitional expenses associated with the Philips integration. We expect to mitigate these G&A variances in quarter two and to have eliminated them entirely by quarter three. Full-year SG&A should approximate 40 percent of revenue.

Moving briefly to the balance sheet, we exited the quarter with a cash balance of 20.3 million; and we recorded the assets and liabilities associated with the Philips acquisition and the IBM agreements. Lastly, Day Sales Outstanding for the first quarter increased to 63 days. Excluding acquired Philips receivables, DSO was 59 days. This increase of five days over the prior quarter results primarily from strong revenue in March and does not reflect any deterioration in the quality of our receivables based upon an analysis of our agings, which shows a decrease in percent outstanding over 90 days in both the U.S. and in Europe. Now, I will turn the call back to Paul for additional commentary.

MR. PAUL RICCI:

Thanks, Rich. In past conference calls, we stressed the value to our investors of a set of diverse revenue streams across six distinct product families, broad international markets, and several thousand channel partners worldwide. We remain committed to this approach for our shareholders, as we continue to focus on new market opportunities, timely product launches, and solid revenue growth, both domestically and internationally. Our performance in the first quarter is the result of achieving a number of product and customer milestones across these diverse segments, combined with ongoing productivity gains and a focus on operational performance.

As mentioned, within speech we experienced robust growth in each of our product categories. This includes strength in dictation applications, network telephony solutions, and embedded speech for automotive and consumer electronics. Speech revenue in the first quarter was 15.2 million, up more than 105 percent over first quarter of 2002. Revenues attributable to products acquired from Philips contributed about 2 million. Therefore, excluding Philips, organic revenue growth in our speech segment from Q1 2002 to Q1 2003 was about 80 percent. We are extremely pleased with this performance and the continued acceptance and global adoption of our speech technologies. Across our products we believe that the breadth, quality, and language coverage of our speech solutions makes ScanSoft a compelling choice for partners and customers.

This is particularly evident in the continued success of Dragon NaturallySpeaking. As you know, we launched the first editions of Dragon 7 the first quarter. We have subsequently launched additional products in version 7 family, including professional and vertical editions targeted at a growing base of office workers and medical and legal professionals. In the coming months, we will also launch international versions in six additional languages. Dragon revenue was up more than 50 percent over Q1 of 2002, with increased success in healthcare and medical markets. This product family continues to gain market share and win awards in head-to-head comparisons in industry publications. Significant North American customer wins for Dragon in Q1 include Liberty Mutual, Health and Hospitals Corporation, and several new VA hospitals. Internationally, we completed an agreement in Germany to deploy Dragon in a group of 80 hospitals over the next three years.

We also experienced strong revenue in our network telephony product line. We saw good performance from some of our key customers and channel partners, including Belgacom, KPN, Intel, NMS, and NTT DoCoMo. We are especially pleased with the progress we are making internationally with our directory assistance applications.

Within embedded solutions, we continue our progress with existing and new customers within the automotive and mobility segments, where North America was especially strong. We also announced another title in a series of PlayStation 2 games that include our speech software. In addition, an important component of our embedded and telephony efforts are the teams and products associated with the Philips acquisition. As Rich mentioned, the integration is now largely complete. In recent months, we have spent considerable effort re-engaging partners and customers, and have been pleased with the positive response, particularly within European accounts. We are encouraged by our early success with the Philips offerings, and expect these revenues to grow steadily throughout the remainder of the period.

Lastly, within speech, I would like to provide additional context around our relationship with IBM. Recently, we announced a series of significant agreements with IBM that expand our respective offerings in desktop, server, and embedded speech. This strategic relationship allows our respective organizations to combine their capabilities to help accelerate the adoption of speech solutions on a broad scale. First, IBM will assist ScanSoft, importing our directory assistance and corporate voice dialing applications to IBM's WebSphere platform. This will extend our reach for these applications throughout IBM's global channels and customer base, and further strengthen our support for open standards. Second, IBM has expanded its license agreement for ScanSoft RealSpeak. IBM will now resell our solution in all 20 languages, providing its WebSphere customers with broad language and platform choices. It will also significantly expand our channel for RealSpeak worldwide. In addition, IBM will now also sell ScanSoft's embedded TTS languages worldwide. Third, IBM has granted ScanSoft global distribution rights to IBM ViaVoice desktop dictation products. The relationship leverages our expertise and resources in delivery productivity applications through broad channels and will help bring dictation solutions to a wider audience. These products complement Dragon NaturallySpeaking offerings by expanding languages and channels for China, Germany, Japan, and Latin America.

Turning now to capture, our performance, as mentioned earlier, was below our expectations, with revenue for these products totaling 12.6 million. During the quarter, we experienced solid performance in PaperPort, but saw weakness in our OCR products in North American channels. Over the past two quarters, several investors and one analyst have thoughtfully questioned our ability to achieve 10 percent year-over-year growth we have forecasted for the imaging business. In view of these questions, we want to provide additional insight into this segment, as well as our rationale for continued confidence in achieving the full-year forecast.

During the past three years, we have managed a transition of our imaging business from primarily serving ad hoc desktop scanning to offering businesses richer document capture solutions. So, specifically, we have diminished our investments and focused on low-price applications, such as TextBridge, which are sold primarily in conjunction with low-cost scanners for consumer and home office purposes. At the same time, we have emphasized our product and channel investments in support of richer document capture solutions, including OmniPage Pro 12 Office and PaperPort Pro 9 Office. Unlike the lower-priced applications, these applications serve more attractive and growing segments, including the capture of legacy documents in enterprises for Web-based content management systems, enabling better productivity from network digital multifunction systems, and of course the more recent opportunities in digital paper and PDF.

This strategy has served us well. While we have seen, as we anticipated, declining revenues in our low-priced applications, including TextBridge and Pagis, we have experienced sustained growth in our capture product. So, in particular, OmniPage revenues increased 34 percent from 2000 to 2001, and 17 percent from 2001 to 2002. Similarly, PaperPort revenues were up 96 percent in 2001 over 2000, and 49 percent in 2002 over 2001. Q1 2003 revenues for PaperPort were a record for a single quarter and up 45 percent over Q1 2002. Nonetheless total imaging revenue was about 1.5 million or about 10 percent below our internal expectations. You'll note that our internal plans were slightly below our imaging revenues for Q1 2002. These plans reflect our expectations of revenue based on the timing of new product releases, and the fact that Q1 2002 benefited from large deferred revenue items associate with completed services, which we did not expect to repeat in the first quarter of this year.

The shortfall to our internal expectations was due almost entirely to OmniPage sales in North America. I would emphasize, though, that we do not see any indications of a trend in this respect. OmniPage sales in Q3 and Q4 of 2002 were at historical highs for that product line. Our analysis suggests that the shortfall in Q1 owed in part to weakness in the corporate software reseller channel, and in part to operationally poor performance on our part. We remain, however, confident in our outlook for total 2003 revenues in imaging and capture. Our view is founded upon the continued growth we see in the sale of capture solutions associated with our partners in digital MFPs, including Canon, Konica, Kyocera, Mita, HP, Lexmark, and Xerox. They also reinforce our confidence. In addition, PaperPort continues to exceed our expectations. During the quarter, we launched version 9, bringing a range of PDF capabilities to the product family, and further capitalizing on the trend toward distributed paper management in network MFP devices. For the first time, PaperPort will be sold in two distinct product offerings, one geared toward our traditional users, and a second professional edition that is targeted at improving office worker productivity.

Finally, I should mentioned that in addition to launching new releases of each our core capture products this year, we will be launching a new capture product into this market within the second half, from which we anticipate significant revenue. I should also emphasize that all the discussions this morning exclude the effects of the recently announced merger with SpeechWorks. For more detail on those, we refer you to our press release of April 24. I do want to reiterate our enthusiasm for the recently announced transaction with SpeechWorks. This agreement culminated several months of discussion between Stuart Patterson,

SpeechWorks CEO, and myself, about a shared vision of how we could accelerate the growth of speech solutions. We look forward to the opportunity to work with Stuart, his team, and the many employees at SpeechWorks who will join our company. Planning for the integration has already begun. We have appointed a joint program office across the two companies to focus on and lead the integration. In the coming weeks, we will provide more information as the integration progresses.

In closing, I want to reiterate that we are extremely pleased with company's first-quarter results. We enter the second quarter with increased confidence and momentum. I believe that the company is firmly positioned to achieve our targets, and can affirm our previous guidance for 2003. For the year, we expect revenue between 135 million and 140 million, and EPS before amortization and restructuring between 33 and 35 cents. And EPS after amortization and restructuring between 20 and 22 cents. Through our continued product launches, growth across our markets, broad strategic relationships, and greater contributions from the Philips acquisition, we look forward to another record year. This ends our prepared comments. We will now take your questions.

THE OPERATOR:

Thank you. (CALLER INSTRUCTIONS) Keith Gaye (ph), Thomas Weisel Partners.


THE CALLER:

Good morning and congratulations on the quarter. Is Philips back up to what you would call revenue run rate now? Are the quota-bearing sales reps up and ready to go? And are they going to be expected to hit quota in the second quarter? And also, how many total sales reps does that give you now? And how many will you have following the SpeechWorks acquisition?

MR. PAUL RICCI:

You asked several questions. Let me try and take them in turn. The Philips revenues for the first quarter were about what we expected them to be. The Philips salespeople who joined ScanSoft are, for the most part, not uniquely targeted to the Philips products, but to the full range of products in the segments they serve; in some cases embedded, in other cases telephony. So those include products that were formerly of ScanSoft and products that were newly from Philips. So those reps have full quotas based on that full range of product lines. There is some transitional period, and that period ends in the second quarter. So we expect to see our new sales reps fully productive in this quarter. We have about 100 quota-bearing sales people in ScanSoft today. And it would be premature for me to try to provide a specific number post SpeechWorks at this point.

THE CALLER:

And on the capture business, the weakness in the corporate software reseller channel, are there any competitive issues that you are seeing? Or is that just overall end-demand weakness? And also, you mentioned operationally there were some things that you can execute upon better. Can you elaborate upon that? I guess mainly, are those things that can be readily rectified?

MR. PAUL RICCI:

Yes, to the first question, the issues in North America in capture are surely not a competitive issue; but rather, I think, some weakness in the channel and, as I said, operational weakness on our own part. We have, as I have mentioned in previous calls, been growing the number of volume license agreements that we sign; in some cases directly with corporate customers, in some cases in conjunction with our channel partners. And in conjunction with that growth, we have been building an inside sales organization. And that organization had experienced some issues in the first quarter. We did hire in the first quarter a new director for that organization. He is on board. He is up to speed. And I think the results from the early part of this quarter in his performance are quite positive. There were other operational issues in our channel organization in North America as well, but I do think we are getting on top of those.

THE CALLER:

Okay, and finally with respect to IBM, it looks like you're strongly tied to them; well, the partnership on the text to speech side; also on dictation with the ViaVoice distribution reseller agreement. How do you characterize IBM? It seems has become much more of a partner. Is it partner versus competitor? It seems like you're becoming fairly strongly linked in most areas.

MR. PAUL RICCI:

Well, as with most of our big strategic partners, there are some ways in which we are partners with them; and there are some cases in which we compete. And that will be the case with IBM. They do have their own speech technology; and in some places, in many places, they will continue to sell that. And in some cases, driven by a variety of factors, customer demand, international language capabilities, I think their services channel will deploy ours. I think IBM is especially interested in our applications on top of their platform in speech in particular. But this is true generally with our partners. That same characterization would hold true, for example, with Microsoft.

THE OPERATOR:

Stephen Frank (ph), Adams Hartman.


THE CALLER:

Congratulations on some pretty good execution, given all the challenges. I wonder if you might comment on the health and execution on the OEM side in capture? And also in general, when we look at the imaging business, when might we expect that to begin to grow again on a year-over-year basis?

MR. PAUL RICCI:

First to your OEM question, the OEM business was slightly below plan in the first quarter, but it was not a meaningful issue. And the OEM partners typically do not have great robust first quarters, so that is figured into our plans. And for the most part, our partners, licenses and royalties from our partners came in the capture, our OEM partners, about where we expected them.

We do expect to see growth throughout the remainder of the year in capture. We expect to see significant benefits from our PaperPort launch internationally this quarter. And we expect to see the benefits of additional launches and other channel development efforts in the third and fourth quarter. As I mentioned, we do have an additional product launch that is a new product coming in the second half. And we expect meaningful, significant revenues from that product line in the second half, in conjunction with several channel partners that we are working on that project with.

THE OPERATOR:

Richard Davis (ph), Needham & Co.

THE CALLER:

Could you talk about, I was interested about the joint marketing of ViaVoice alongside Dragon? That would be the first question. And the second part would be on the digital imaging side. You mentioned just in the last answer to the question about the second half new product. Is the new product a big step in terms of functionality, or is it a big step in terms of channel? Or anything there that we could wrap our hands around better?

MR. PAUL RICCI:

Let me go to your first question, and then I will speak to the capture questions. On ViaVoice, our directions with Dragon have been to penetrate increasingly select verticals; healthcare, legal, public safety, disability in particular. And that has been very much our focus in that product line, as we sought to increase value in business productivity in those vertical segments. We expect ViaVoice to serve some broader consumer segments in a number of markets where we already are here North America, and in Western Europe. We also expect to realize benefits from the product in specific geographies. I think I mentioned several of them. Japan, China, Latin America, in particular, where the presence of ViaVoice and the strength of the ViaVoice brand and IBM's brand has been quite solid.

On your capture question, I have already said a lot about a new product. We don't typically do that, but I did it in the context of wanting to provide more detail on our capture business. It is a new product that draws on some capabilities you can find in our existing products, and some new capabilities. It will be marketed in conjunction with a number of important partners. And I think the marketing of that and the presence of that are going to be significant. I cannot give you a lot more context than that without disclosing more than I am really able to. And I'm sorry for that.

THE OPERATOR:

(CALLER INSTRUCTIONS) Clayton Fitzhugh (ph), Gentile Associates.


THE CALLER:

Congratulations on the quarter. In your last conference call about SpeechWorks, you talked about placing a lot of focus on the transition, and again today on the transition team. In light of some of the operational challenges you articulated, do you see that impacting the ability to deliver second and third quarter results? And also, did you have any 10 percent customers this quarter? Thank you.

MR. PAUL RICCI:

To your first question, the potential for an acquisition to disrupt the core base business operations is always there. We have known that in our past acquisitions, and so we have been very careful about it. And I think we have done well in that respect. The operational issues I mentioned earlier really did not arise through any complexities having to do with the integration of Philips or any other external factors. They were just executional goals that we failed to perform on as well as we should have.

With respect to the SpeechWorks integration, in particular, it is going to be a complex task, and we have approached it with that view in mind. As I mentioned earlier, we have already designated a program office that is up and running, that spans the two companies. Later this week we're going to be naming a combined leadership council that will work with the program office and associated specific teams, to tackle specific integration issues. And we are using a framework that has expanded upon the framework we have used for integration in previous acquisitions. And I believe, given the level of attention that we're putting on it and specifically the level of attention that both Stewart and I are bringing to it, that we will be able to accomplish our objectives without disruption to our existing business.

To your 10 percent question, as we have mentioned in the filing for our public offering several months ago, we have several customers who are distribution customers and not the ultimate end customers for our products; but because title for product does pass through them, they are in fact 10 percent customers. I think there were in fact several this quarter. All of our 10 percent customers are not the ultimate consumers of our products. They are one form of channel partner or another.

THE OPERATOR:

Gary Kaye (ph)  of Pinnacle Funds.


THE CALLER:

Tom Hans (ph) . Congratulations again on some terrific performance in a very difficult environment. I think it speaks volumes to the depth of our product and the breadth of your distribution organization. Paul, can you share with us what combined market share you have, if and when the SpeechWorks acquisition is completed, in the voice recognition area?

MR. PAUL RICCI:

Well, there is not a single market. We are in some very different, distinct segments. So, for example, the dictation business and on the other hand network telephony. I can't give you too much precision on marketshares. I will point out that SpeechWorks's strength is particularly in the North American market, where historically we have not been as strong, because of the international focus of both the L & H and the Philips acquisitions that we did. So we have seen this merger as being complementary in accentuating our presence in international markets and their presence in North American and domestic markets.

THE CALLER:

Okay, do you have any plans to attend any investor conferences coming up here on the calendar?

MR. PAUL RICCI:

I'm sure we do, and I apologize for not having them at the tip of my tongue, but I will ask Richard Mack to get back to you with that answer.

THE CALLER:

Wonderful. Thanks, and again great job.


THE OPERATOR:

That is all the time that we have for questions today. Mr. Ricci, I would like to turn the call back to you for any additional or closing remarks.


MR. PAUL RICCI:

Let me thank you all again for joining us; and comment again that we're very pleased with the first quarter, and look forward to the balance of the year with optimism and confidence. We look forward to talking to you again in several months at the end of our second quarter. Thank you.

THE OPERATOR:

Once again, thank you, everyone, for joining us today. That does conclude today's presentation. You may now disconnect.

(CONFERENCE CALL CONCLUDED)

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with ScanSoft's proposed acquisition of SpeechWorks, ScanSoft intends to file a registration statement on Form S-4. Further, ScanSoft and SpeechWorks intend to file with the SEC and mail to their respective stockholders a joint proxy statement/prospectus in connection with the transaction. Investors and security holders are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about ScanSoft, SpeechWorks and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the Securities and Exchange Commission's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained by contacting ScanSoft or SpeechWorks ScanSoft and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and SpeechWorks in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in ScanSoft's proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 30, 2003. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from ScanSoft.

SpeechWorks and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and SpeechWorks in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in SpeechWorks' proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 25, 2003. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from SpeechWorks.

SAFE HARBOR STATEMENT

This transcript contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements relating to future revenues, earnings and earnings per share; existing products and services as well as the introduction of new products and services; the future performance of the speech and language business and the digital imaging business; the ability of ScanSoft to realize the anticipated benefits from the acquisition of the Philips Speech Processing Voice Control and Telephony business units; the ability of ScanSoft to close the acquisition of the SpeechWorks International and to realize the anticipated benefits from the acquisition; and future prospects regarding product lines, sales channels and international operations. Such statements are based on current expectations that are subject to a number of risks and uncertainties, and actual results may differ materially. These risks and uncertainties include, without limitation, the following: difficulties with integrating product plans and operations of acquired businesses; economic conditions in the United States and abroad; ScanSoft's ability to control and successfully manage its expenses, inventory and cash position; fluctuations in demand for ScanSoft's existing and future products; the effects of competition, including pricing pressure; possible defects in products and technologies; ScanSoft's dependence on OEM customers; and difficulties obtaining the approvals necessary to complete the proposed merger with SpeechWorks. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in ScanSoft's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2002, its most recent quarterly reports on Form 10-Q, and its 424(b)(1) Prospectus, filed on February 11, 2003. ScanSoft undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this document.